April 26, 2019

Mr. Ameen Hamady
Division of Corporation Finance
Office of Manufacturing and Construction
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    General Finance CORP
          Form 10-Q for the period ended December 31, 2018
          Filed on February 11, 2019
          File No. 001-32845

Dear Mr. Hamady:

This letter responds to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) regarding the Form 10-Q for the period ended December 31, 2018 filed February 11, 2019 of General Finance Corporation (the “Company”), as conveyed in your letter dated March 12, 2019. For your convenience, each of the Staff’s comments and questions has been set forth directly above our applicable response.

Form 10-Q for the period ended December 31, 2018

Note 5. Senior and Other Debt, page 15

1.
We note your disclosure that the conversion of the convertible note into shares of common stock and reversal of the bifurcated conversion derivative on September 10, 2018 resulted in a benefit to equity of $44.5 million in FY 2019. Please help reconcile the apparent difference between the $44.5 million per your disclosure to the $35.6 million related to the forced conversion reflected in your condensed consolidated statements of equity on page 6. Please also help us better understand how you determined that the conversion and reversal of the bifurcated conversion derivative should result in a benefit to equity. Refer to ASC 815 and ASC 470.

The difference between the $44.5 million disclosed as a benefit to equity in Note 5 and the $35.6 million, as reflected in the condensed consolidated statements of equity, or $8.9 million, relates to the value of the minimum return provision at September 10, 2018, the date of the forced conversion, which was established as a liability since that provision still remained. This was disclosed in Note 5 on page 16.

Under its initial accounting treatment, the Company accounted for the forced conversion of the Convertible Note on September 10, 2018 as benefit to equity of $44,506,000, which represented the fair value of the Convertible Note ($24,136,000) and bifurcated conversion rights derivative ($20,370,000) and 3,058,824 shares issued x $14.55 per share of the Company’s common stock, its market price at the exact time of conversion on September 10, 2018, as quoted by Reuters.

Mr. Ameen Hamady
Securities and Exchange Commission
April 26, 2019

The Company directs the Staff to its response to Comment No. 2 for further discussion on the accounting for this conversion.

2.
As a result of the forced conversion of the convertible note, you determined that the minimum return provision was an embedded derivative that required bifurcation on a standalone basis. Please help us better understand how you accounted for this provision prior to the conversion in September 2018 pursuant to ASC 815. In this regard, we note your disclosure in the Form 10-K for the year ended June 30, 2018 which states that the minimum rate of return will be recorded at $806,000 per year or $201,500 per quarter as an accretion in the consolidated statement of operations. Please advise your basis for accreting this amount.

The wording in the disclosure was not clear as the Company did not bifurcate certain features of the minimum return provision, either because of the low probability and clear immateriality (change in control prepayment ) or that the feature was clearly and closely related to the Convertible Note (payment at maturity). Only the conversion (whether forced or voluntary) feature was considered for bifurcation (see below). The Company also determined that although the conversion feature in the Convertible Note was reasonably possible of being exercised, it was not assured, and believed that the forced conversion would be unlikely to be met based upon historical stock price and volume. This conversion element has historically been included in the bifurcated derivative in the Company’s prior filings. Related to the maturity element, the Company concluded accreting this minimum rate of return liability in a more conventional method was appropriate.

The Company considered the characteristics of the minimum return provision with the conversion element in the Convertible Note combined with the conversion feature and determined the following:

●
The requirements of ASC 480-10-15 do not apply because it is not a freestanding derivative instrument in that it was not entered into separately and apart from the Convertible Note and it cannot be legally detached and separately exercised from the Convertible Note.
●
Under ASC 815-10-55, the Company determined the minimum return provision was a derivative in that:
(a)
It contained a notional and multiple underlyings, principally stock price.
(b)
The initial investment is below the notional amount of the Convertible Note.
(c)
Net settlement under the terms of the Convertible Note is met because (1) the Company can complete contractual net settlement in cash or by delivery of GFN stock and (2) the Company’s common stock is readily convertible to cash in that there is a quoted market and is freely tradeable.

Mr. Ameen Hamady
Securities and Exchange Commission
April 26, 2019

●
It its unit of analysis, the Company determined that there were three features that apply to the minimum return provision - (1) the Convertible Note runs through its five-year term (maturity element); (2) the Convertible Note would convert (voluntary of forced) (conversion element); and (3) there is a change in control (prepayment element). As discussed above, the Company concluded that the conversion feature would be bifurcated from the Convertible Note and the maturity and change in control features would not.
●
In evaluating the embedded conversion component of the minimum return provision under the requirements of ASC 815-15-25-1, the Company determined that it was a derivative that requires bifurcation because:

(a)
The entire Convertible Note is not being carried at fair value, with gains and losses recognized in earnings under U.S. GAAP, and the Company will not elect to account for it in this manner.
(b)
The Convertible Note has terms, including the conversion feature in the minimum return provision, which are not clearly and closely related to the debt features of the Convertible Note. The combined conversion feature is more equity related.
(c)
If separated, the conversion feature and the minimum return provision would meet the definition of a derivative.
(d)
The conversion feature of the minimum return provision does not qualify for a scope exception not to consider it a derivative instrument under ASC 815-10-15 in that it would not be classified as equity.
(e)
Its fair value can be reliably measured.

●
Normally, under the requirements of ASC 815, specifically paragraphs 15-25-7 to 25-9, since there was more than one embedded component requiring bifurcation in the Convertible Note, the Company determined that the minimum rate of return provision must be bundled together with the conversion rights derivative instrument as a single, compound derivative accounted for separately.

Under ASC 815, when a conversion feature has been separated from a convertible debt instrument and accounted for as a derivative liability, there is no equity conversion feature remaining in the debt for accounting purposes. Therefore, while there may be a legal conversion of the debt, for accounting purposes both liabilities (i.e., the debt host and the separated derivative liability) should be subject to extinguishment accounting, because they are being surrendered in exchange for common shares. As such, a gain or loss upon extinguishment of the two liabilities equal to the difference between the recorded value of the liabilities and the fair value of the consideration issued to extinguish them should be recorded.

Mr. Ameen Hamady
Securities and Exchange Commission
April 26, 2019

Under its initial accounting treatment, the Company accounted for the forced conversion of the Convertible Note on September 10, 2018 as benefit to equity of $44,506,000, which represented the fair value of the Convertible Note ($24,136,000) and bifurcated conversion rights derivative ($20,370,000) and 3,058,824 shares issued x $14.55 per share of the Company’s common stock, its market price at the exact time of conversion on September 10, 2018, as quoted by Reuters.

However, upon the forced conversion of the Convertible Note on September 10, 2018, the valuation of the bifurcated conversion feature of the minimum return derivative of $8,918,000, which was initially charged directly to equity and remains outstanding, should have been charged through the consolidated statements of operations as a valuation adjustment.

As discussed above, the corrected accounting treatment would be to charge the valuation of the bifurcated conversion feature of the minimum return derivative of $8,918,000 through the consolidated statements of operations as a valuation adjustment. In evaluating this correction under the “rollover” method in SAB No. 108, the Company’s first quarter ended September 30, 2018 was materially misstated by recording the $8,918,000 as a charge directly to equity versus through the consolidated statement of operations. Among other things, the Company’s EPS would go from the previously reported $0.01 loss per share to $0.33 loss per share. As a result of this determination, there is no need to consider correcting this error and determining materiality in subsequent quarters under the “iron curtain” method in SAB No. 108.

Based on the analysis above, the Company has concluded that, subject to the approval of the Audit Committee, it will need to amend its previously-filed Form 10-Qs for the quarter ended September 30, 2018 and December 31, 2018 for the correction of the error of charging the valuation of the minimum rate of return provision directly to equity versus through the consolidated statement of operations.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned via electronic mail address cbarrantes@generalfinance.com or by phone number (626) 204-6307.

Sincerely,

/s/ Charles E. Barrantes

Charles E. Barrantes
General Finance Corporation
Chief Financial Officer

cc:
Christopher A. Wilson, General Finance Corporation, Vice President, General Counsel and Secretary